UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                  (Amendment No. ____________)*


                      Payless Cashways, Inc.
                        (Name of Issuer)


               Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                          704378-30-6
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                (Continued on following page(s))

                        Page 1 of 4 Pages

CUSIP No. 704378-30-6             13G           Page 2 of 4 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]  (b) [ ]


3)  SEC USE ONLY


4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5)   SOLE VOTING POWER

          2,435,757

     6)   SHARED VOTING POWER

          0

     7)   SOLE DISPOSITIVE POWER

          2,435,757

     8)   SHARED DISPOSITIVE POWER

          0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,435,757

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%

12)  TYPE OF REPORTING PERSON

     CO

CUSIP No. 704378-30-6             13G           Page 3 of 4 Pages

          Item 1(a)   Name of Issuer:

                      Payless Cashways, Inc. (the "Company")

          Item 1(b)   Address of Issuer's Principal Executive Offices:

                      2300 Main
                      Kansas City, MO  64108

          Item 2(a)   Name of Person Filing:

                      Masco Corporation

          Item 2(b)   Address of Principal Business Office or, if none,
                      Residence:

                      21001 Van Born Road
                      Taylor, MI  48180

          Item 2(c)   Citizenship:

                      Delaware

          Item 2(d)   Title of Class of Securities:

                      Common Stock, par value $.01 per share (the "Common
                      Stock")

          Item 2(e)   CUSIP Number:

                      704378-30-6

          Item 3 Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                      Not Applicable

          Item 4      Ownership:

                      As of December 31, 1993, Masco Capital
                      Corporation, a wholly-owned subsidiary of the undersigned ("Masco Capital"), owned 406,000 shares of Series A Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Convertible Preferred Stock"), convertible at the option of Masco Capital into 2,435,757 shares of Common Stock (or 6.3% of the Common Stock that would be outstanding after such conversion). Masco Capital currently has sole power to vote and dispose of all such shares of Common Stock into which its Convertible Preferred Stock is convertible.

CUSIP No. 704378-30-6             13G           Page 4 of 4 Pages

          Item 5      Ownership of Five Percent or Less of a Class:

                      Not Applicable

          Item 6      Ownership of More than Five Percent on
                      Behalf of Another Person:

                      Not Applicable

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                      Not Applicable

          Item 8      Identification and Classification of Members of the
                      Group:

                      Not Applicable

          Item 9      Notice of Dissolution of Group:

                      Not Applicable

          Item 10     Certification:

                      Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 1994


MASCO CORPORATION


By /s/Gerald Bright

Name Gerald Bright

Title Vice President